SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE OF THE FINAL PRICE OF THE TENDER OFFER FOR THE ACQUISITION OF THE TOTALITY OF THE OUTSTANDING COMMON SHARES OF VIVO PARTICIPAÇÕES S.A. WHICH PUBLIC AUCTION WILL BE HELD ON MARCH 18TH, 2011

São Paulo, March 18th, 2011 –VIVO PARTICIPAÇÕES S.A. announces to the market that SP Telecomunicações Participações Ltda., as provided in the item 2.4.4 of the Notice of the Tender Offer for Acquisition of Common Shares issued by Vivo Part. (“Company”) published in Valor Econômico on February 16th, 2011, has announced the final amount of the Offering Price per share in Brazilian Reais as follows:

(i) to the shareholders who accept the Offer and choose to receive the Offering Price in a lump sum, as provided in the item 2.4.2 (b-2) of the Notice of Tender Offer, on the Public Auction Financial Settlement Date, the Offering Price shall be of R$118,97 per common share issued by Vivo Part.. Such amount has been converted into Brazilian currency in the terms of the Notice of the Tender Offer and monetarily restated by SELIC tax until March 23rd, 2011 (foreseen date for the Public Auction Financial Settlement Date).

(ii) to the shareholders who accept the Offer and choose to receive the Offering Price in installments, as provided in the item 2.4.2 (b-1) of the Notice of Tender Offer, part of the Offering Price to be paid on the Public Auction Financial Settlement Date shall be of R$ 87,54 (corresponding to the first two installments of the Acquisition Price). Such amount has been converted into Brazilian currency in the terms of the Notice of the Tender Offer and monetarily restated by SELIC tax until March 23rd, 2011 (foreseen date for the Public Auction Financial Settlement Date).

Considering that the shareholders have the possibility to choose to receive part of the Offering Price corresponding to the third installment of the Acquisition Price to be paid to Portugal Telecom in installments, as provided in the item (ii) above, the final amount to be paid in installments will be timely informed, by the time of the actual payment of the third installment of the Acquisition Price to Portugal Telecom, converted into Brazilian currency as provided in the Public Notice and monetarily restated according to SELIC tax since its conversion until the date of the actual payment to the shareholders.

VIVO – Investor Relations

Cristiane Barretto Sales
Carlos Raimar Schoeninger

Av. Chucri Zaidan, 860 – Morumbi – SP – 04583-110
Phone: +55 11 7420-1172
e-mail: ir@vivo.com.br

Informations available on the website:  http://www.vivo.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.